September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
Matthew Derby
David Edgar
Kathleen Collins

Re:	Sportradar Group AG
Acceleration Request for Registration Statement on Form F-1 (File No. 333-258882)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus dated September 7, 2021 through the date hereof.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 13, 2021 or as soon thereafter as practicable, unless Sportradar Group AG or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC

For themselves and as representatives of the syndicate of underwriters for the offering

By J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana R. Foni
Authorized Representative

By MORGAN STANLEY & CO. LLC

By:	/s/ Steve Heiner
Authorized Representative

By CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Daniel Richards
Authorized Representative

By UBS SECURITIES LLC

By:	/s/ Jake Ettore
Authorized Representative

By:	/s/ Ansley Griffith
Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]